Heidi Mayon 650.752.3227 HMayon@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com T: 650.752.3100 F: 650.853.1038

January 11, 2021

Ms. Katherine Bagley

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Poshmark, Inc.

Amendment Nos. 1 and 2 to Registration Statement on Form S-1

Filed January 6, 2021

File No. 333-251427

Dear Ms. Bagley:

This letter is submitted on behalf of Poshmark, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment Nos. 1 and 2 to Registration Statement on Form S-1 both filed on January 6, 2021 (together, the “Registration Statement”), as set forth in your letter dated January 8, 2021 addressed to Manish Chandra, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and Amendment No. 3 (marked to show changes from the Registration Statement).

Ms. Katherine Bagley

Securities and Exchange Commission

Registration Statement on Form S-1 as amended on January 6, 2021

Dilution, page 54

1.

It appears that the first paragraph on page 55 should indicate that if the underwriters exercise their option to purchase additional Class A shares in full, pro form adjusted net tangible book value per share of common stock immediately after this offering would be increased by $0.40 per share rather than be $0.40 per share. Please advise or revise as appropriate.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 55 of Amendment No. 3 to address the Staff’s comment.

Poshmark, Inc. Condensed Consolidated Balance Sheets, page F-36

2.	Please revise to disclose the shares of common stock that are issued and outstanding as of September 30, 2020 on a pro forma basis.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page F-36 of Amendment No. 3 to address the Staff’s comment.

[Signature Page Follows]

Ms. Katherine Bagley

Securities and Exchange Commission

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon

Heidi Mayon

cc:	Linda Cvrkel, Securities and Exchange Commission

Lyn Shenk, Securities and Exchange Commission

Mara Ransom, Securities and Exchange Commission

Manish Chandra, Poshmark, Inc.

Anan Kashyap, Poshmark, Inc.

Anthony J. McCusker, Goodwin Procter LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP

3